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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                     Hach Company
                ------------------------------------------------------
                (Exact name of registrant as specified in its charter)


                   Delaware                      42-070442
         -----------------------            ----------------
         (State of incorporation            (I.R.S. Employer
              or organization)              Identification No.)

            5600 Lindbergh Drive
              Loveland, Colorado                   80537
---------------------------------------          ---------
(Address of principal executive offices)         (Zip Code)

          Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange on
              Title of each class              which each class is
                to be registered                to be registered
              -------------------           -------------------------
         Class A Common Stock,        The NASDAQ Stock Market - National Market
          par value $1.00 per share     System


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A. (c) (1), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A. (c) (2), please check the following box. / /

Securities to be registered pursuant to Section 12(g) of the Act:

None.


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    ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The following summary description is subject to the detailed provisions of the Company's Restated Certificate of Incorporation, as amended ("Restated Certificate"), the proposed form of amendment to Article Fourth of the Company's Restated Certificate of Incorporation (the "Amendment") and the Company's By-laws, as amended, and does not purport to be complete and is qualified in its entirety by reference thereto. The following summary assumes that the Amendment is approved by the Company's stockholders at the Special Meeting of Stockholders to be held September 9, 1997, and that the Amendment is filed with the Delaware Secretary of State pursuant to the Delaware General Corporation Law, and the Restated Certificate as so amended is referred to as the "Amended Restated Certificate."

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $1.00 per share, and 20,000,000 shares of Class A Common Stock, par value $1.00 per share. The Common Stock and the Class A
Common Stock are collectively referred to herein as the "Common Stocks."   A
listing application with respect to the Class A Common Stock has been filed with the NASDAQ Stock Market.

GENERAL

    Except as otherwise required by the Delaware General Corporation Law ("DGCL") or as otherwise provided in the Company's Amended Restated Certificate, each share of Common Stock and each share of Class A Common Stock have identical powers, preferences and rights in all other respects. There are no redemption or sinking fund provisions applicable to the Common Stock or the Class A Common Stock. Holders of Common Stock and Class A Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Common Stock and Class A Common Stock, when validly issued, will be fully paid and non-assessable.

VOTING

    The holders of shares of Common Stock are entitled to one vote on any matter to be voted on by the stockholders of the Company. There is no provision in the Company's Amended Restated Certificate permitting cumulative voting. The holders of shares of Class A Common Stock are not entitled to vote on any matter to be voted on by the stockholders of the Company, except as required under the DGCL or the Company's Amended Restated Certificate.

    Under the Amended Restated Certificate and the DGCL, only the affirmative vote of the holders of a majority of the outstanding shares of Common Stocks entitled to vote will be required to amend the Amended Restated Certificate or to authorize additional shares of Class A Common Stock or Common Stock; and the affirmative vote of the holders of a majority of the Common Stocks entitled to vote will be required to approve any merger or consolidation of the Company with or into any other corporation or sale of substantially all its assets or to approve the dissolution of the Company, subject to the provisions of Article Ninth of the Company's Amended Restated Certificate which is described more fully below under "Certain Provisions of the Amended Restated Certificate and By-laws; Delaware Anti-takeover Provisions." Except in certain limited circumstances described below, the holders of the Common Stock will elect the entire Board of Directors. In addition, as permitted under the DGCL, the Amended Restated Certificate provides that the number of authorized shares of either class may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the Common Stocks entitled to vote.


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    Under the DGCL, the holders of Class A Common Stock will be entitled to vote on proposals to change the par value of the Class A Common Stock or to alter or change the powers, preferences or special rights of shares of Class A Common Stock, including the Class A Protection Provision (as described below), which may affect them adversely.

DIVIDENDS AND DISTRIBUTIONS

    Each share of Common Stock and Class A Common Stock will be equal in respect to dividends and other distributions in cash, stock or property, including distributions in connection with any recapitalization and upon liquidation, dissolution, or winding up of the Company, except that (i) a dividend or distribution in cash or property on a share of Class A Common Stock may be greater than any dividend or distribution in cash or property on a share of Common Stock, and (ii) dividends or other distributions payable on the Class A Common Stock and Common Stock in shares of capital stock shall be made to all holders of the Class A Common Stock and Common Stock and may be made (a) in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Common Stock to the holders of Common Stock, (b) in shares of Class A Common Stock to the holders of Class A Common Stock and to holders of Common Stock, or (c) in any other authorized class or series of capital stock to the holders of Class A Common Stock and Common Stock. In no event will either the Class A Common Stock or Common Stock be split, subdivided, or combined unless the other is proportionately split, subdivided, or combined.

    Although the Board of Directors has authority under the Amended Restated Certificate to pay dividends and make distributions on the Class A Common Stock in amounts greater than on the Common Stock, the Board of Directors currently intends to pay dividends on an equal per share basis.

MERGERS AND CONSOLIDATIONS

    Each holder of Class A Common Stock and Common Stock will be entitled to receive the same per share consideration in the event of a merger or consolidation.

CLASS A PROTECTION

    The Amended Restated Certificate contains a "Class A Protection Provision" which provides that if any person or group (other than the Company), acquires beneficial ownership of 15% or more of the then outstanding shares of Common Stock after the time the Amendment has become effective (the "Effective Time"), and such person or group (a "Significant Stockholder") does not immediately after such acquisition beneficially own an equal or greater percentage of all then outstanding shares of Class A Common Stock, such Significant Stockholder must, within a 90-day period beginning the day after becoming a Significant Stockholder, commence a public cash tender offer as described below to acquire additional shares of Class A Common Stock (a "Class A Protection Transaction"). If a Significant Stockholder does not undertake the required Class A Protection transaction, he would lose the right to vote the shares of Common Stock shares acquired after the Effective Time. For example, if a stockholder owns 4% of the Common Stock prior to the adoption of the Amendment and thereafter purchases an additional 16% of the Common Stock without purchasing any additional Class A Common Stock, such stockholder will not be allowed to vote the 16% of the Common Stock acquired after the Effective Time unless he commences a tender offer for an additional 16% of the Class A Common Stock at the prescribed price. Alternatively, such stockholder could sell that number of shares equal to 2% of the outstanding Common Stock, thus dropping the percentage of Common Stock acquired by him after the Effective Time to 14%, leaving him with an aggregate of 18% of the Common Stock, all of which he could vote.

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    The 15% Common Stock ownership threshold which initially triggers a Class
A Protection Transaction may not be waived by the Board of Directors, nor may the Board of Directors amend this threshold in the Amended Restated Certificate without stockholder approval, including under the Amended
Restated Certificate, a majority vote of the outstanding Class A Common Stock voting separately as a class.

    In connection with the application of the Class A Protection Provision, the following shares of the Company's Common Stock shall be excluded from any determination of the shares of Common Stock owned by a person or group, but not for the purpose of determining shares outstanding: (i) shares beneficially owned at the Effective Time; (ii) shares acquired by will, by laws of descent and distribution, by gift, or by foreclosure of a bona fide loan; (iii) shares acquired from the Company; (iv) shares acquired by operation of law (including a merger or consolidation effected for the purpose of recapitalizing or reincorporating such person but not for the purpose of acquiring another person); (v) shares acquired in exchange for shares of Class A Common Stock if the Class A Common Stock were acquired by the exchanging party directly from the Company as a result of the Amendment or any subsequent stock split or as a dividend on Common Stock; and (vi) shares acquired by or from a qualified employee benefit plan of the Company (collectively the "Excluded Shares").

    In each Class A Protection Transaction, the Significant Stockholder must make a public tender offer to acquire at least that number of additional shares of Class A Common Stock (the "Additional Shares") determined by
(i) multiplying the percentage of the number of shares of outstanding Common Stock beneficially owned and acquired after the Effective Time by such Significant Stockholder by the total number of shares of Class A Common Stock outstanding on the date such Person or group became a Significant Stockholder; and (ii) subtracting therefrom the number of shares of Class A Common Stock beneficially owned by such Significant Stockholder on the date such Person became a Significant Shareholder which were acquired after the Effective Time. The Significant Stockholder must acquire all Class A Common Stock validly tendered or, if the number of shares tendered exceeds the number determined pursuant to such formula, a pro-rata number of Class A Common Stock from each tendering holder (based on the number of shares of Class A Common Stock tendered by each tendering stockholder).

    The offer price for any shares of Class A Common Stock required to be purchased by the Significant Stockholder pursuant to this provision would be the greatest of: (i) the highest price per share paid by the Significant Stockholder for any share of Class A Common Stock or Common Stock in the six-month period ending on the date such person or group became a Significant Stockholder (or such shorter period after the Effective Time if the date such person or group became a Significant Stockholder is not more than six months following the Effective Time); (ii) the highest reported sale price of a share of Class A Common Stock or Common Stock on The NASDAQ Stock Market National Market System (or such other securities exchange or quotation system as is then the principal trading market for such shares) during the thirty-day period preceding the date such person or group became a Significant Stockholder; or (iii) the highest reported sale price for a share of Class A Common Stock or a share of Common Stock on The NASDAQ Stock Market National Market System (or such other securities exchange or quotation system constituting the principal trading market for such shares) on the business day preceding the date the Significant Stockholder commences the required tender offer.

    A Class A Protection Transaction would also be required of any Significant Stockholder that acquires an additional amount of Common Stock equal to or greater than the next higher multiple of 5% (e.g., 20%, 25%, 30%, etc.) of the outstanding Common Stock (excluding Excluded Shares) after the Effective Time if such Significant Stockholder does not then own an equal or greater percentage of all then

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outstanding Class A Common Stock that such Significant Stockholder acquired after the Effective Time. Such Significant Stockholder would be required to make a public cash tender offer to buy that number of Additional Shares determined in accordance with the formula set forth above in the second preceding paragraph at the offer price described in the immediately preceding paragraph, even if a previous Class A Protection Transaction resulted in fewer shares of Class A Common Stock being tendered than the Significant Stockholder was required to offer to purchase in the previous offer.

    The requirement to engage in a Class A Protection Transaction will be satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares the Significant Stockholder was required to offer to purchase. If any Significant Stockholder fails to make the required tender offer, or to purchase shares validly tendered (after proration, if any), the voting rights of all Common Stock owned by such Significant Stockholder and acquired after the Effective Time will be automatically suspended until consummation of an offer as required by the terms of the Class A Protection feature or until divestiture of the excess Common Stock that triggered the tender offer requirement. To the extent that the voting power of any Common Stock is so suspended, such shares will not be included in the determination of aggregate voting shares for any purpose.

    Neither the Class A Protection Transaction requirement nor the related possibility of suspension of voting rights applies to any increase in percentage ownership of Common Stock resulting solely from a change in the total number of Common Stock outstanding. All calculations with respect to percentage ownership of outstanding shares of either class of Common Stock shall be based upon the number of outstanding shares reflected in either the records of or a certificate from the Company's stock transfer agent or reported in the last to be filed of the Company's Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or definitive proxy statement.

    Since the definition of Significant Stockholder is based on the beneficial ownership percentage of Common Stock acquired after the Effective Time of the Recapitalization Amendment, a person or group who is a stockholder of the Company at the Effective Time will not become a Significant Stockholder unless such person or group acquires an additional 15% of the then outstanding Common Stock, regardless of the number of shares of Existing Common Stock owned prior to the Effective Time. For purposes of the Class A Protection feature, the terms "beneficial ownership" and "group" generally have the same meanings as used in Regulation 13D promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), subject to certain exceptions set forth therein.

    The Class A Protection provision does not prevent any person or group from acquiring a significant or controlling interest in the Company, provided such person or group acquires a proportionate percentage of the Class A Common Stock, undertakes a Class A Protection Transaction or incurs the suspension of the voting rights of the Common Stock as provided by the Class A Protection feature. If a Class A Protection Transaction is required, the purchase price to be paid in such offer may be higher than the price at which a Significant Stockholder might otherwise be able to acquire an identical number of Class A Common Stock. Such requirement could make an acquisition of a significant or controlling interest in the Company more expensive and, if the Class A Protection Transaction is required, more time consuming, than if such requirement did not exist. Consequently, a person or group might be deterred from acquiring a significant or controlling interest in the Company as a result of such requirement. However, by restricting the ability of an acquirer to acquire a significant interest in the Common Stock by paying a "control premium" for such shares without acquiring, or paying a similar premium for, Class A Common Stock, the Class A Protection feature is designed to help reduce or eliminate any discount on either of these classes of Common Stocks.

                                     5

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ADDITIONAL VOTING RIGHTS OF CLASS A COMMON STOCK

    Neither the Common Stock nor the Class A Common Stock will be convertible into another class of common stock or any other security of the Company. However, the holders of outstanding Class A Common Stock will be entitled to one vote per share of Class A Common Stock on all matters presented to the stockholders of the Company automatically (i) at any time when the number of outstanding shares of Common Stock falls below 10% of the aggregate number of outstanding Common Stock and Class A Common Stock; and (ii) upon resolution of the Board of Directors if, as a result of the existence of the Class A Common Stock, either the Common Stock or Class A Common Stock or both, are excluded from trading on The NASDAQ Stock Market National Market System and other comparable quotation systems then in use, and are excluded from trading by the New York Stock Exchange, American Stock Exchange and all other principal national securities exchanges then in use. Upon any such change, the voting interests of the holders of Common Stock would be diluted. In addition, to the extent that the market price of the Common Stock is higher or lower than the market price of the Class A Common Stock immediately prior to such change, the market price of the shares held by particular holders may be adversely affected by the change.

PREEMPTIVE RIGHTS

    None of the Common Stock or the Class A Common Stock will carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

CERTAIN PROVISIONS OF THE AMENDED RESTATED CERTIFICATE AND BY-LAWS; DELAWARE ANTI-TAKEOVER PROVISIONS

    The Amended Restated Certificate and By-laws of the Company and the DGCL contain certain provisions that may enhance the likelihood of continuity and stability in the composition of the Board of Directors and may discourage a future unsolicited takeover of the Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Board of Directors, even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests.

    Article Ninth of the Company's Amended Restated Certificate requires, subject to certain exceptions, the affirmative vote of the holders of at least 80% of all outstanding shares of capital stock of the Company entitled to vote on all matters that may come before a meeting of stockholders in order to (i) effect a merger or consolidation of the Company or any subsidiary with or into another corporation or (ii) authorize the sale, lease, exchange or other disposition by the Company or any subsidiary of all or a substantial part of the assets of the Company or any subsidiary to any corporation, person or entity or (iii) authorize the Company or its subsidiary to issue or transfer more than 10% of the Company's outstanding voting securities or any securities of any subsidiary to any other corporation, person or entity in exchange for securities, cash or other property, if, in any of the above cases, such other corporation, person or entity including its affiliates and associated persons, is the beneficial owners, directly or indirectly of 5% or more of the outstanding shares of capital stock of the Company entitled to vote on all matters that may come before such meeting of stockholders (an "Interested Party"). The requirement for approval by an 80% vote is not applicable to any of the above referenced transactions if (i) the Board of Directors by resolution has approved a memorandum of understanding with the other party substantially consistent with such transaction prior to the time such party became a holder of more than 5% of the capital stock of the

                                      6

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Company or (ii) the Company or any subsidiary is at the time of the consummation of such transaction is the beneficial owner of (x) a majority, by vote, of the outstanding shares of all classes of capital stock entitled to vote in elections for directors of such other corporation or (y) a majority by voting interest in the other entity when the transaction is consummated. Unless the Class A Common Stock becomes entitled to the additional voting rights described above, (i) holders of Class A Common Stock will not be entitled to vote on the approval of a proposed transaction with an Interested Party and (ii) a person's ownership of Class A Common Stock will not be counted in determining whether such person is an "Interested Party" under Article Ninth.

    The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the DGCL. The business combination provision contained in Section 203 of the DGCL ("Section 203") defines and interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person.
 Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by
Section 203 will not apply to a corporation if the corporation, by the action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

    The Company has not elected to opt out of Section 203, and the restrictions imposed by Section 203 apply to the Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Class A Common Stock and Common Stock and have a depressive effect on the market price of the Class A Common Stock and Common Stock.

    ITEM 2.  EXHIBITS.

Exhibit No.                Description of Exhibit
-----------                -----------------------
    1.1                    Restated Certificate of Incorporation of the
                           Registrant, as amended (incorporated by
                           reference to Exhibit (3)a. of Registrant's
                           Form 10-K Annual Report for the fiscal year ended April 30, 1993, Commission File No. 0-3947).

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    1.2                    Form of Amendment to Article Fourth of the
                           Restated Certificate of Incorporation of the Registrant (filed herewith).

    2 By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3(b). of Registrant's Form 10-K Annual Report for the fiscal year ended April 30, 1996, Commission File No. 0-3947).





                                      SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  August 20, 1997

                                       HACH COMPANY

                                       By:  /s/  Bruce J. Hach
                                          ----------------------------------
                                             Bruce J. Hach, President







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                                     EXHIBIT LIST

Exhibit No.                Description of Exhibit
-----------                ----------------------
    1.1                    Restated Certificate of Incorporation of the
                           Registrant, as amended (incorporated by
                           reference to Exhibit (3)a. of Registrant's
                           Form 10-K Annual Report for the fiscal year ended April 30, 1993, Commission File No. 0-3947).

    1.2 Form of Amendment to Article Fourth of the Restated Certificate of Incorporation of the Registrant (filed herewith).

    2 By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3(b). of Registrant's Form 10-K Annual Report for the fiscal year ended April 30, 1995, Commission File No. 0-3947).








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